Exhibit 99.1

Press Release, 15 March 2012

Interxion Announces 10 Million Share Distribution

by Chianna Investment N.V. to its sole shareholder

Baker Communications Fund (Cayman) LP

for further distribution to its partners

AMSTERDAM 15 March 2012 - Interxion Holding N.V. (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, announced today that after the closing of the NYSE on Wednesday 14 March, Chianna Investment N.V. requested that Interxion instruct its Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on the 10,143,599 Interxion shares that Chianna Investment N.V. holds. Baker Capital has informed Interxion that it intends to make a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund (Cayman) LP, which is a 1997 vintage private equity fund. Baker Capital holds an additional 20,657,892 Interxion shares through a successor fund, Baker Communications Fund II (Cayman) LP.

Interxion stated that this distribution will not have any effect upon the total number of shares outstanding.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral collocation data centre services in Europe, serving a wide range of customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Press Release, 15 March 2012

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion's filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Contact information:

Interxion Jim Huseby
Investor Relations
Tel: +1-813-644-9399
IR@interxion.com

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